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                                            Filed Pursuant to Rule 424(b)(3)
                                            Registration Statement No. 333-69383

PROSPECTUS
                                7,637,716 SHARES

                            NTN COMMUNICATIONS, INC.

                                  COMMON STOCK

     We develop and produce individual and multi-player interactive programs for distribution to a variety of media platforms. The securityholders named herein or their assigns are offering for resale from time to time up to 7,637,716 shares of our common stock which they own or have the right to acquire.

     All of the shares are being offered by the selling securityholders. Of the shares offered, 1,000,000 are issuable upon the exercise of outstanding warrants to purchase common stock held by two of the selling securityholders and 4,637,516 are issuable upon conversion of $5,912,834 principal amount of our 7% Convertible Senior Subordinated Notes to be issued to these selling securityholders. The number of shares offered by these selling securityholders is subject to increase in certain events by reason of so-called antidilution provisions of the warrants and convertible notes held by them. Also, we have the right to make future interest payments on the convertible notes by issuing these selling securityholders additional shares of common stock, and the shares being offered by these selling securityholders include an estimated 1,548,000 shares which we may issue to them in the future in payment of interest. We may choose, however, to make interest payments in cash, or by a combination of cash and shares of common stock, and the actual number of shares of common stock, if any, which may be issued to these selling securityholders in payment of future interest will depend on various factors, including conversions or prepayments of the convertible notes and the market price of the common stock at the time interest is paid. For these reasons, the actual number of shares offered by these selling securityholders may be less than the number of shares shown in this prospectus. The number of shares noted as being offered by these selling securityholders is also subject to increase pursuant to Rule 416 under the Securities Act in the event of a stock split, stock dividend or similar transaction involving the common stock.

     We will receive the exercise price of the warrants described in this prospectus to the extent they are exercised and the exercise price is paid in cash. The warrants have a cashless exercise provision, however, and we will not otherwise receive any proceeds in connection with the sale of the shares by the selling securityholders.

     The common stock is traded on the American Stock Exchange under the symbol "NTN." On January 11, 1999, the last sale price for the common stock as reported on the American Stock Exchange was $0.94.

     The selling securityholders may offer the shares of common stock from time-to-time to or through brokers, dealers or other agents, or directly to other purchasers, in one or more market transactions or private transactions, or a combination of such methods, at prevailing market or at negotiated prices. Brokers, dealers or other agents engaged by the selling securityholders may arrange for other brokers, dealers or agents to participate in sales of the shares and may receive commissions, discounts or concessions from the selling securityholders in amounts to be negotiated. These brokers, dealers or agents may be deemed to be "underwriters" within the meaning of the federal securities laws, and any commissions, discounts or concessions they receive may be deemed to be underwriting discounts or commissions.

     We will bear the costs and expenses of registration of the shares offered by the selling securityholders. The selling securityholders will bear any commissions, discounts and transfer taxes attributable to sales of the shares.

An investment in shares of common stock involves a high degree of risk. Before purchasing any shares, you should consider carefully the risks described under "Risk Factors" beginning on page 3 and the recent developments described under "Recent Developments" beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the common stock or determined that this prospectus is complete or accurate. Any representation to the contrary is a criminal offense.

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                The date of this Prospectus is January 11, 1999
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                            NTN COMMUNICATIONS, INC.

     We develop and produce individual and multi-player interactive programs for distribution to a variety of media platforms. These interactive sports, trivia and educational programs permit multiple viewers to simultaneously respond to and participate with the programming content. We have an exclusive licensing arrangement with the National Football League, as well as nonexclusive arrangements or agreements with the National Hockey League in Canada and others, to provide the Company's QB-1(R) football game and other interactive play-along programming in conjunction with live televised broadcasts. We broadcast a wide variety of popular games, trivia and informational programming to group viewing locations such as hotels, sports bars and restaurants through the NTN Network(TM), our interactive network. In addition, we bring multi-player interactive games into consumer households through America Online and interactive television services. Since we distribute our programs via satellite, cable, telephone and wireless transmission technologies, we are not dependent on any particular hardware or technical platform.

     We currently provide our products and services to two principal markets, each of which is directly related to multi-player interactive entertainment:

        - Network Services is our live interactive television network (the NTN Network(TM)) featuring sports and trivia games which are broadcast to restaurants and other group environments.

        - Online/Internet Services are live interactive sports and trivia games, including those currently broadcast over the NTN Network(TM), provided via America Online and other third-party providers for the home consumer market.

     In January of this year, we determined to concentrate our resources and efforts on these core markets. Since that time, we have sold substantially all of our interest in our LearnStar, Inc. subsidiary and substantially curtailed operations at our IWN, Inc. subsidiary. See "Recent Developments -- Sale and Discontinuance of Subsidiary Operations" for additional information in this regard.

                             AVAILABLE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith file reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the following regional offices: Seven World Trade Center, New York, New York 10048, and Northwestern Atrium Center, 500 W. Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such materials also may be obtained electronically at the Commission's site on the World Wide Web at http:/www.sec.gov. The common stock is listed on the American Stock Exchange, and our reports, proxy and information statements and other information filed with the American Stock Exchange may be inspected at the American Stock Exchange's offices at 86 Trinity Place, New York, New York 10006-1881.

     Additional information regarding us and the shares of common stock offered by the selling securityholders is contained in the Registration Statement of which this prospectus forms a part, and the exhibits thereto, filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). For further information pertaining to us and the offered shares, reference is made to the Registration Statement and the exhibits thereto, which may be inspected without charge at, and copies thereof may be obtained at prescribed rates from, the office of the Commission at Judiciary Plaza, 450 Fifth Street, Washington, D.C. 20549 or obtained electronically at the Commission's World Wide Web site referred to above. Statements contained herein concerning the provisions of any document are not necessarily complete and in each instance reference is made to the copy of the document filed as an

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exhibit or schedule to the Registration Statement. Each such statement is qualified in its entirety by reference to the copy of the applicable documents filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by us with the Commission under the Exchange Act (Commission file no. 1-11460) are incorporated in this prospectus by reference in accordance with the Commission's rules and regulations: (a) our Annual Report on Form 10-K for the year ended December 31, 1997, which contains consolidated financial statements for the year then ended; (b) Amendment No. 1 to our Annual Report on Form 10-K for the year ended December 31, 1997, filed with the Commission on May 15, 1998; (c) our Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, (d) Amendment No. 1 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, filed with the Commission on November 17, 1998; (e) our Quarterly Report on Form 10-Q for the quarter ended June 30, 1998; (f) Amendment No. 1 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, filed with the Commission on November 17, 1998; (g) our Quarterly Report on Form 10-Q for the quarter ended September 30, 1998; and
(h) the description of the common stock contained in its Registration Statement on Form 8-A (File No. 0-19383) filed with the Commission on July 31, 1991, as amended.

     All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering of the securities offered hereby shall be deemed to be incorporated by reference into this prospectus and to be a part of this prospectus from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     Upon request, we will provide, without charge, to each person to whom this prospectus is delivered a copy of any or all of the documents incorporated by reference (other than exhibits to such documents that are not specifically incorporated by reference in such documents). Written requests for such copies should be directed to Judy Piercey, Director of Marketing Communications, NTN Communications, Inc., The Campus, 5966 La Place Court, Carlsbad, California 92008. Telephone requests may be directed to Ms. Piercey at (760) 438-7400.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains so-called forward-looking statements. These include statements about our expectations, beliefs, intentions or strategies for the future, which we indicate by words or phrases such as "anticipate," "expect," "intend," "plan," "will," "we believe," "the Company believes," "management believes" and similar language. All forward-looking statements are based on our current expectations and are subject to certain risks, uncertainties and assumptions, including those set forth under "Risk Factors" and "Recent Developments." Our actual results may differ materially from results anticipated in these forward-looking statements. We base our forward-looking statements on information currently available to us, and we assume no obligation to update them.

                                  RISK FACTORS

     An investment in shares of common stock is speculative in nature and involves a high degree of risk. The following risk factors should be considered carefully before purchasing any of the shares offered by the selling securityholders.

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HISTORY OF SIGNIFICANT LOSSES; RECENT RESULTS OF OPERATIONS

     We have a history of significant losses, including a net loss of $12,457,000 for the year ended December 31, 1997, and we had an accumulated deficit of $58,945,000 as of September 30, 1998. Although we reported a net income of $409,000 for the nine months ended September 30, 1998, this included an operating loss of $1,203,000 which was more than offset by a gain of $1,643,000 on the sale of an 82.5% interest in our LearnStar, Inc. subsidiary. We have continued to incur operating losses since September 30, 1998. Our results of operations during these periods included substantial charges related to the resignation or termination of certain former executive officers, write-downs of assets associated with discontinued business activities and shrinkage and obsolescence of equipment, accruals for litigation settlement costs and other litigation expenses, and charges relating to stock-based compensation. We may incur similar charges in the future, and there is no assurance that we will ever operate profitably. See "Limited Working Capital; Need for Additional Financing" below and "Selected Consolidated Financial Data" for more information regarding our financial condition.

LIMITED WORKING CAPITAL; NEED FOR ADDITIONAL FINANCING

     Our current assets exceeded our current liabilities at September 30, 1998 by $3,089,000. By way of comparison, we had an excess of current assets over current liabilities of $17,000 at December 31, 1997. We believe that our current assets, together with anticipated cash flows from operations, will be sufficient to fund our operations through 1998. There is no assurance, however, that our currently available resources will be sufficient to support our operations until such time, if any, as we are able to operate profitably.

     We are planning to introduce a second NTN network (the new network) during 1999. It is anticipated that this new network will represent a more reliable and higher performing system. The estimated cost of all technology required to deploy the new network is approximately $9,000,000. Our plan is to continue to operate the current network for at least 16 months after the new network is launched, and allow clients to convert to the new network as they desire. Under our conversion plan, current customers will be allowed to convert to this new network for a nonrefundable conversion fee which would partially offset our investment costs of approximately $3,000 per venue. Prospective new customers will be offered the new network only and will also be required to pay nonrefundable fees at the time of the sale, which would partially offset our investment costs. We are in the process of finalizing the pricing structure for the new network. The actual total cost to the Company to roll out the new network will depend on the number of current customers that opt to convert to the new network, as well as the amount of conversion fees we are able to generate from these customers. We believe that the eventual cost to the Company, over the course of 18 months, will range from $3 million to $6 million. The estimated cost of the new network includes the cost to ensure the new equipment is Year 2000 compliant. See "Recent Developments -- Year 2000 Compliance" for a further description of our Year 2000 compliance efforts and additional costs associated with such efforts. We intend to finance the new, upgraded network with cash on hand, leases from vendors and internally generated funds, but there can be no assurance that we will be able to do so. If there is a need to obtain additional financing there is no assurance as to whether or on what terms any financing may be available.

     When the launch of the new network becomes definitive, the Company expects to evaluate the estimated remaining useful lives of existing equipment and technology and anticipates that depreciation will be accelerated and/or impairment losses recognized. Impairment losses, if any, will be recognized in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of".

PENDING LITIGATION PROCEEDINGS

     On June 11, 1997, we were included as a defendant in a class-action lawsuit, entitled Elliot Miller and Jan Iver, shareholders on behalf of themselves and all others similarly situated vs. NTN Communications, Inc., Patrick J. Downs, Daniel C. Downs, Donald C. Klosterman, Ronald E. Hogan, Gerald
P. McLaughlin and KPMG Peat Marwick LLP, filed in the United States District Court for the Southern District of California. The complaint alleges violations of state and federal securities laws based upon purported omissions from our periodic filings with the Commission. More particularly, the complaint

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alleges that we and the defendant directors and former officers devised an "exit strategy" to provide the directors and former officers with undue compensation upon their resignation from NTN. The plaintiffs further allege that our financial statements misrepresented or omitted information concerning contingent liabilities (in the form of guaranteed compensation to management and repurchase obligations relating to stock and interests in IWN, Inc. and IWN L.P.) and phantom assets (in the form of loans receivable from management). According to the plaintiffs, these alleged misrepresentations and omissions served to inflate the trading price of the common stock.

     On November 7, 1997, the court granted KPMG Peat Marwick LLP's motion to dismiss the plaintiffs' claims against it pursuant to Rule 12(b)(6) of the Federal Rules of Civil Procedure for failure to state a claim upon which relief may be granted.

     On July 3, 1997, on behalf of ourself and the other defendants, we filed a motion to dismiss the lawsuit. On November 6, 1997, our motion was granted, with leave to amend, as to the state causes of action and denied as to the federal causes of action. In February 1998, one of the plaintiffs in the action filed suit in California Superior Court in San Diego County realleging the same causes of action that were dismissed by the federal court. We have submitted these claims to our insurance carriers; however, there is no assurance that our insurers will accept coverage.

     There can be no assurance that the foregoing claims will be settled or decided in a manner favorable to us. During the pendency of such claims, we will continue to incur costs of defense. If the plaintiffs prevail in their claims, the resulting liabilities could materially and adversely affect our financial condition and result of operations.

     We are also currently defending two other lawsuits. In November 1997, a former advertising manager brought suit against us alleging that we breached an alleged employment contract and unlawfully discriminated against him based on his age. We deny these charges and do not believe the resolution of the case will have a material adverse effect on our financial condition or results of operations.

     In March 1998, our former independent sales representative for the State of Georgia filed suit against us in Atlanta, Georgia, alleging wrongful termination and other breaches by us of our prior distributor agreement with the former sales representative. We deny these claims and intend to defend ourselves vigorously. This matter is in its preliminary stages, and at present we do not anticipate that this lawsuit will have a material adverse effect on our financial condition or results of operations.

     Our Playmaker(R) systems which are installed in over 2,800 hospitality locations throughout the United States utilize the MS-DOS operating system software. We do not have a license to use MS-DOS for this purpose, and we have received a letter from counsel to Microsoft Corporation and related inquiries from the Business Software Alliance and Software Publishers Association, two industry associations, requesting information regarding our use of MS-DOS. In response to the letter, we have contacted Microsoft regarding obtaining appropriate licenses to use Microsoft software in conjunction with the Playmaker(R) system. It is possible that we will be required to pay Microsoft for our prior use of MS-DOS, and at present we cannot predict what effect this may have on our future financial condition or results of operations. It is also possible that Microsoft will not agree to grant us the necessary license to use its software in our redesigned Playmakers(R) unless we pay for our prior use of MS-DOS.

     Other than as set forth above, there is no material litigation pending or threatened against us.

RECENT EQUIPMENT PROBLEMS

     The Playmaker(R) is a hand-held, 49-megahertz radio frequency device used to enter choices and selections by players of QB-1(R) and our other games and programming broadcast via the NTN Network(TM). Our customers have experienced certain recurring problems with Playmakers(R) related to noise sensitivity and performance of the Playmaker's(R) rechargeable batteries. We believe these equipment problems contributed to higher than usual "disconnects" (i.e., customers terminating the NTN Network(TM) service) and a build-up in our accounts receivable from customers during late 1997 and the first half of 1998. To address these problems, we have designed a 900-megahertz Playmaker(R) in consultation with an outside
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engineering consulting firm. We are in the process of soliciting bids for the manufacture of the redesigned Playmaker(R), which we believe adequately address these problems. There is no assurance in this regard, however, and the recurrence of these or other equipment problems in the future could adversely affect our results of operations.

DEPENDENCE ON LICENSES FOR BROADCAST RIGHTS; LACK OF CERTAIN LICENSES

     Our interactive sports games are broadcast in conjunction with live telecasts of football, baseball and hockey games and other events. Wherever possible, we try to obtain licenses from the owners of the broadcast rights to the events to utilize such telecasts for our interactive game programming. Our exclusive license with National Football League Properties, Inc. ("NFLP") for QB1(R) expires in March 2000. Our rights under the license may not be transferred or assigned without the NFLP's consent, and an assignment for this purpose includes, among other things, a merger or consolidation of NTN or the termination of employment of any of our key management personnel. Our agreement with Major League Baseball Properties, Inc. ("MLBP") relating to Diamondball(R) expired December 31, 1996. Since then, we have continued to broadcast Diamondball(R) without a license.

     We broadcast QB1(R) in conjunction with college football games without any license. Limitations on our sports licenses or legal action by the owners or licensees of broadcast rights to college football games or other events for which we have no license could preclude us from broadcasting our games in connection with these events or result in an award of monetary damages against us. We have not experienced any such legal action to date, and we are not aware of any threatened action. There is no assurance, however, that such actions will not be brought in the future.

COMPETITION

     Our programming competes generally with broadcast television, pay-per-view and other content offered on cable television. In other media, we compete with other content and services available to the consumer through America Online and other online services.

     With the entrance of motion picture, cable and TV companies, competition in the interactive entertainment and multimedia industries will likely intensify in the future. Recently, for example, The Walt Disney Company introduced interactive programming broadcast in conjunction with live sporting and other events which may compete directly with QB1(R) and our other programming. Moreover, the expanded use of online networks and the Internet provide computer users an increasing number of alternatives to video games and entertainment software. We seek to compete by providing high quality products at reasonable prices, thereby establishing a favorable reputation among frequent buyers. There can be no assurance, however, that we can compete effectively.

POTENTIAL FOR TECHNOLOGICAL OBSOLESCENCE

     The computer industry and related businesses are marked by rapid and significant technological development and change. It is possible that our interactive technology and services will be rendered obsolete by ongoing technological developments. There also is no assurance that we will be able to respond effectively to technological changes.

UNCERTAIN PROPRIETARY PROTECTION; DEPENDENCE ON SOLE SOURCE OF SUPPLY

     We regard the Playmaker(R) keyboard and other technology utilized in the NTN Network(TM) as proprietary and rely on a combination of trademark, copyright and trade secret laws and employee and third-party nondisclosure agreements to protect our propriety rights. We have one patent application pending for our proprietary interactive technology. There is no assurance, however, that any patent will issue or that any issued patent will provide us with significant competitive advantages. It is our policy that all employees and consultants involved in research and developmental activities sign nondisclosure agreements; however, this may not afford us sufficient protection for our know-how and proprietary information and products. Other parties may independently develop similar or more advanced technologies.
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As a number of software products in the interactive television industry increases and increasingly become available in new delivery formats, software developers and publishers may increasingly become subject to infringement claims. Any such claims or litigation brought against us could be costly and could have an adverse effect on our business and results or operations.

     The Fleetwood Group, Inc. of Holland, Michigan, has requested assurance that NTN's 900 MHz Playmakers do not infringe on Fleetwood's patent for a 900 MHz wireless communication system marketed as Reply(R) PS.

     We currently purchase Playmaker(R) keyboards from a single, unaffiliated Taiwanese manufacturer, and we have regularly experienced delays in obtaining new Playmakers(R). We recently designed a 900-megahertz Playmaker(R) and have put out bids for manufacture of the new Playmaker(R). There can be no assurance, however, that we can secure additional sources of supply of the redesigned Playmaker(R). Unless and until we succeed in establishing additional manufacturing relationships, we will continue to be dependent on our current sole source of supply of Playmaker(R) and may continue to experience delays and technical problems in 49 megahertz Playmakers(R) shipments.

ANTI-TAKEOVER PROVISIONS

     Our Certificate of Incorporation and Bylaws contain certain provisions intended to discourage attempts to acquire control of us (other than by means of a transaction negotiated with our Board of Directors) and to make it more difficult for individual stockholders or a group of stockholders to elect directors. These provisions may have the effect of discouraging takeover attempts that some stockholders might deem to be in their best interests, including takeover proposals in which stockholders might receive a premium for their shares over the then current market price. We believe, however, that these provisions are in the best interests of NTN and our stockholders because such provisions may encourage potential acquirors to negotiate directly with the Board of Directors. The Certificate of Incorporation provides that the affirmative vote of the holders of at least 80% of the total voting power of our outstanding securities then entitled to vote generally in the election of directors, voting together as a single class, is required to amend certain provisions of our Certificate of Incorporation, including those provisions relating to the number, election and term of directors, the removal of directors and the filing of vacancies and the supermajority voting requirements of the Certificate of Incorporation. These voting requirements will have the effect of making more difficult any amendments, even if a majority of our stockholders believes that such amendment would be in their best interests. See "Description of Capital Stock -- Anti-Takeover Provisions" for a further discussion of these provisions.

VOLATILITY OF STOCK PRICE; RECENT TRADING PRICES

     Historically, the trading price of our common stock has fluctuated widely, and it may be subject to similar future fluctuations in response to quarter-to-quarter variations in our operating results, announcements regarding litigation, technological innovations or new products introduced by us or our competitors, general industry conditions and other events or factors, including factors such as analysts' expectations which are beyond our control. In addition, in recent years and months, broad stock market indices, in general, and the securities of "small cap" companies such as NTN, in particular, have experienced substantial price fluctuations. Such broad market fluctuations also may adversely affect the future trading price of the common stock.

     The recent trading prices of the common stock have been at or near the historical lows, and it is possible that we will experience further declines in the trading price in the future. See "Price Range of Common Stock and Dividend Policy" for more information on historical trading prices of the common stock.

DIVIDEND POLICY

     We have never paid cash dividends on our common stock and anticipate that for the foreseeable future any earnings will be retained for use in our business. The terms of the 7% Convertible Senior
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Subordinated Notes described under "Recent Developments -- Exchange of Series B
Convertible Preferred Stock" prohibit payment of dividends on the common stock without the consent of the holders of the notes.

EFFECT OF OUTSTANDING OPTIONS AND WARRANTS

     At January 11, 1999, there were approximately 5,377,067 shares of common stock reserved for issuance upon the exercise of outstanding stock options at exercise prices ranging from $0.625 to $6.50 per share. At January 11, 1999, we also had outstanding warrants (including the warrants held by the selling securityholders as described herein) to purchase an aggregate of approximately 2,902,966 shares of common stock (including 1,000,000 of the shares offered hereby) at current exercise prices ranging from $0.96 to $7.50 per share. Substantially all of the shares underlying these outstanding warrants are subject to currently effective registration statements covering the resale of the underlying warrant shares by the holders.

     The foregoing options and warrants could adversely affect our ability to obtain future financing or engage in certain mergers or other transactions, since the holders of those options and warrants can be expected to exercise them at a time when we would be able to obtain additional capital through a new offering of securities on terms more favorable than those provided by such options and warrants. For the life of such options and warrants, the holders are given the opportunity to profit from a rise in the market price of the common stock without assuming the risk of ownership. To the extent the trading price of the common stock at the time of exercise of any such options or warrants exceeds the exercise price, such exercise will also have a dilutive effect on our stockholders, including purchases of the offered shares.

     See "Recent Developments -- Exchange of Certain Outstanding Options and Warrants" for a discussion of the Company's issuance of shares of common stock earlier this year in exchange for the surrender and cancellation of certain previously outstanding options and warrants.

     We recently received a letter from certain investors to whom we sold shares of common stock in a private placement in April 1995 claiming that they are entitled to receive additional shares of common stock as a result of antidilution adjustments contained in their Stock Purchase Agreements with us. Based on a preliminary review, we may be required to issue these investors up to 218,400 additional shares, but no final determination has been made.

SHARES ELIGIBLE FOR FUTURE SALE

     Approximately 1,400,883 shares of common stock outstanding as of the date of this Prospectus are "restricted securities," as that term is defined under Rule 144 promulgated under the Act. All or substantially all of such shares are covered by currently effective registration statements and can be offered and sold publicly by the beneficial owners at any time so long as registration statements remain effective. Moreover, in general under Rule 144 as currently in effect, subject to the satisfaction of certain conditions, if one year has elapsed since the later of the date of acquisition of restricted shares from an issuer or from an affiliate of an issuer, the acquiror or subsequent holder is entitled to sell in the open market, within any three-month period, a number of shares that does not exceed the greater of 1% of the outstanding shares of the same class or the average weekly trading volume during the four calendar weeks preceding the filing of the required notice of sale. A person who has not been an affiliate of NTN for at least the three months immediately preceding the sale and who has beneficially owned shares of common stock as described above for at least two years is entitled to sell such shares under Rule 144(k) without regard to any of the limitations described above.

     No predictions can be made with respect to the effect that sales of common stock in the market or the availability of shares of common stock for sale pursuant to currently effective registration statements or under Rule 144 will have on the market price of common stock prevailing from time to time. Nevertheless, the possibility that substantial amounts of common stock may be sold in the public market may adversely affect prevailing market prices for the common stock and could impair our ability to raise capital through the sale of equity securities.
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                              RECENT DEVELOPMENTS

EXCHANGE OF SERIES B CONVERTIBLE PREFERRED STOCK

     In October 1997, NTN sold to certain of the selling securityholders (each, an "Investor" and collectively, the "Investors"), a total of 70,000 shares of Series B Convertible Preferred Stock, $.005 par value per share (the "Series B Preferred Stock"), for $7,000,000. As of October 5, 1998, 14,000 shares of the Series B Preferred Stock (plus accrued dividends) had previously been converted into 2,430,004 shares of common stock of the Company, leaving 56,000 shares of the Series B Preferred Stock outstanding. As of October 5, 1998, NTN entered into an Exchange Agreement with the Investors pursuant to which they agreed to surrender for cancellation all their shares of Series B Preferred Stock in exchange for the Company's grant and issuance to them of warrants and convertible notes as described below. Pending their surrender and cancellation, the dividend rate on the Series B Preferred Stock was increased from 4% to 7% and the conversion price of the Series B Preferred Stock was fixed at $1.275 per share consistent with the interest rate and conversion price under the convertible notes described below.

     The Company also agreed to issue each of the Investors a 7% Convertible Senior Subordinated Note of the Company in a principal amount equal to the stated value of their Series B Preferred Stock, plus accrued and unpaid dividends through the date of issuance of the convertible notes.

     The convertible notes were issued January 11, 1999 and bear interest at the annual rate of 7% per annum. Interest is due and payable in quarterly installments, in arrears, and the entire principal amount will be due and payable on February 1, 2001. Interest on the convertible notes may be paid in cash or, at NTN's election, in shares of common stock valued for this purpose at 90% of the average closing bid price of the common stock during the 10 trading days preceding the interest payment date. The shares being offered hereby by the Investors includes an estimated 1,548,000 shares which we may issue to them in the future in payment of interest on the convertible notes. This estimate assumes that the convertible notes remain outstanding and are not converted until maturity, that substantially all interest on the convertible notes is paid in shares of common shares, rather than in cash, and that the shares of common stock are valued for this purpose at approximately $0.55 (i.e., 90% of the average closing price of the common stock during the 10 consecutive trading days prior to January 11, 1999). The actual number of shares of common stock, if any, which the Investors may receive in payment of interest on the convertible notes will depend on various factors, including conversions or prepayments of the convertible notes and the bid prices of the common stock at the time the interest is paid. For these reasons, the actual number of shares offered by the Investors may be less than the number of shares shown in this prospectus. See "Selling Securityholders -- Selling Securityholder Table" for more information about the shares being offered by the Investors.

     At any time after a period of 20 consecutive trading days during which the daily "Market Price" (as defined) of the common stock equals or exceeds $1.75 (subject to adjustment), the Company may elect upon 45 days prior written notice to prepay all or any portion of the convertible notes at a price of 105% of the outstanding principal amount, plus accrued and unpaid interest. The convertible notes will continue to be convertible, however, at any time prior to prepayment in full. The convertible notes must be prepaid in connection with a merger or consolidation of the Company or other "Major Transaction" (as defined) if the consideration per share of common stock in the Major Transaction is at least $1.50. In such event, the prepayment price will be 105% of the outstanding principal amount of the convertible notes, plus accrued and unpaid interest.

     The holders of the convertible notes may convert them at any time, in whole or in part, at their option. The number of shares of common stock issuable upon conversion of each convertible note will be determined by dividing the outstanding principal amount to be converted, plus any accrued and unpaid interest, by the conversion price then in effect. The conversion price will be $1.275 per share, subject to adjustment if certain events, including stock dividends or subdivisions or reclassifications of the common stock and any sale or issuance of common stock (or of rights or options to subscribe for or purchase common stock) for no consideration or for a consideration per share less than the "Average Market Price" (as defined) of the common stock. The actual number of shares of common stock issuable upon any conversion of the convertible notes will depend on the conversion price in effect on the relevant conversion date.

     The convertible notes are subordinate in right of payment to the prior payment of all "Senior Debt" (as defined). The Company is restricted under the terms of the convertible notes from incurring any Senior Debt in excess of $10,000,000 or any other indebtedness (except Senior Debt and "Subordinated Debt" (as defined)) in excess of $2,000,000 at any time.

     The Company will be in default under the convertible notes if it fails to pay any principal or interest on the convertible notes when due, and in certain other events, including in the event of a material adverse change in the condition, financial or otherwise, or operations of the Company as determined by the holders of the convertible notes in their discretion. If the Company defaults under the convertible notes, in the discretion of the holders of the convertible notes the entire outstanding principal amount of the convertible notes and all accrued and unpaid interest will become immediately due and payable in full.

     In consideration for their entering into the Exchange Agreement, NTN issued to each of the Investors a warrant to purchase 500,000 shares of common stock at an initial purchase price of $1.25 per share. The purchase price of shares of common stock under the warrants will be subject to reduction based on the future "Market Price" (as defined) of the common stock as follows: the purchase price will be (i) $0.75, if the daily Market Price on each day during any 10 consecutive trading days shall be equal to or greater than $1.75 but less than $2.00; (ii) $0.625, if the daily Market Price on each day during any 10 consecutive trading days shall be equal to or greater than $2.00 but less than $2.25; (iii) $0.50, if the daily Market Price on each day during any 10 consecutive trading days shall be equal to or greater than $2.25 but less than $2.50; (iv) $0.375, if the daily Market Price on each day during any 10 consecutive trading days shall be equal to or greater than $2.50 but less than $3.00; (v) $0.25, if the daily Market Price on each day during any 10 consecutive trading days shall be equal to or greater than $3.00 but less than $4.00; and (vi) $0.005, if the daily Market Price on each day during any 10 consecutive trading days shall be equal to or greater than $4.00. No adjustments to the purchase price will be made to increase the purchase price in effect at any time. The warrants are exercisable at any time on or before February 1, 2001. In the event, however, that a "Major Transaction" (as defined in the convertible notes as described above) occurs, NTN may elect upon 30 days prior written notice to the warrant holders to accelerate the expiration date of the warrants so long as the consideration per share of common stock which would be received by the warrant holders in the Major Transaction exceeds the then-applicable purchase price per share under the warrants.

     The warrants contain certain antidilution provisions that require adjustments in the purchase price and the number of shares of common stock purchasable in the event of a stock dividend, subdivision or combination of the outstanding shares of common stock or in the event of a recapitalization of the Company and certain similar events. In addition, the exercise price and number of shares purchasable under the warrants are to be adjusted in the event the Company issues additional shares of common stock (or rights or options to subscribe for or purchase common stock) for no consideration, or for a consideration per share of common stock less than the "Current Market Price" (as defined) of the common stock. No such adjustment will be required in connection with the sale or issuance of options or common stock under any employee stock option plan or other employee plan approved by the Company's Board of Directors, provided that the exercise or purchase price is not less than 85% of the fair market value on the date of grant. The warrants allow for cashless exercises by means of the Company's withholding of shares of common stock otherwise issuable to the holder, which shares are to be valued for this purpose based on the market price of the common stock at the time.

     In exchange for the Company's issuance of the warrants and the convertible notes, the Investors will surrender to NTN for cancellation all of their shares of Series B Preferred Stock. Following the exchange, there will be no shares of Series B Preferred Stock outstanding.

YEAR 2000 COMPLIANCE

     The Company, with the assistance of independent outside consultants, has been assessing its "Year 2000" computer readiness and exposure to Year 2000 issues, which relates to the inability of computer software programs to recognize the arrival of the year 2000 because of a common software design feature that describes the current year by only its last two digits. In connection with such assessment, the Company initiated a review of the information technology systems utilized in the Company's business and operations. Based on this review, the Company has preliminarily determined that a substantial portion of the Company's internal computer systems are not Year 2000 compliant. The Company has inventoried its key information technology systems and is in the process of assessing these key systems for compliance. The assessment phase is expected to be completed by the end of 1998. These key systems include the NTN Network, including its computer hardware in over 2,800 locations, the Company's internal operating systems, system applications, database systems, business systems, development tools and desktop software. This includes but is not limited to MS NT 4.0 (service pack 3), MS NT 4.0 (enterprise server), Novell NetWare 3.11, Windows 95, Cheyenne ARCServe, Norton AntiVirus, MacAfee 6.10, MS Exchange 5.0, FAXServe, MS IIS, MS SQL 6.5 (service pack 3), MS SQL 6.5 (enterprise server), Dbase IV, Access 97, Access 2.0, Platinum 3.3b, Platinum report writer, Platinum FRx 4.70, Clientele 2.1.2099, Visual Studio 6.0, Visual Basic 4.0 and Cold Fusion 2.0.

     Key information systems with non-compliant code are expected to be modified or replaced with systems that are Year 2000 compliant. The most critical of these systems are the Company's back-end and communication systems which support both the new and current networks, for which the Company will incur expected costs of approximately $1,000,000 to ensure Year 2000 compliancy. In addition, the Company may be required to replace all of the personal computers in the current NTN network which are not already Year 2000 compliant or have not converted to the new, upgraded network. This cost is estimated to be approximately $1,000 per venue. All systems in the new network will be Year 2000 compliant. The Company intends to fund these costs with cash on hand, leases from vendors and internally generated funds. The Company has also initiated a review of Year 2000 compliance by its principal vendors, and this estimate assumes that the Company will not incur significant Year 2000 related costs on behalf of its vendors or other third parties.

     The Company's most likely worst-case scenario is that the Company would be unable to broadcast its programs to its network services customers. Network services revenue represents 78% of total revenues for the nine months ended September 30, 1998. The Company has not yet established a contingency plan in the event that this occurs.

     As a result, a failure of the Company's internal systems or systems of third parties to be Year 2000 compliant would have a material adverse effect on the Company's business, financial condition or operating results.

RECENT CHANGES IN MANAGEMENT

     In October 1998, the Board of Directors of the Company appointed Stanley B. Kinsey as Chairman and Chief Executive Officer. Mr. Kinsey had been a director of the Company since November 1997. Gerald Sokol, Jr., formerly the Chief Executive Officer, remained as the Company's President and Chief Financial Officer pursuant to his prior Employment Agreement, which expires on June 30, 2000. Mr. Sokol has since informed the Company that he intends to leave the Company's employ, and the Company is currently discussing with him the terms of his departure. In his discussions with the Company, Mr. Sokol has maintained that he is entitled to receive the entire remaining balance due him under his Employment Agreement (including bonuses and employee benefits). The Company disagrees with Mr. Sokol's position.

     In August 1998, the Board of Directors appointed Mr. Barry Bergsman to the Board of Directors. Mr. Bergsman has been President of Intertel Communications, Inc. since 1985.

EXCHANGE OF CERTAIN OUTSTANDING OPTIONS AND WARRANTS

     In the first quarter of 1998, the Company agreed to issue an aggregate of 759,437 restricted shares of common stock in exchange for the surrender and cancellation of certain previously outstanding options and warrants to purchase an aggregate of 2,578,250 shares of common stock at exercise prices ranging from $2.00 to $5.75 per share. The terms of the exchanges were determined in privately negotiated transactions between the Company and the option holders and warrant holders involved, based on a discount from the valuation of the options and warrants as determined in accordance with the Black-Scholes method, which takes into account such factors as the exercise prices and exercise periods of the options and warrants and the volatility of the market price of the common stock.

     In March 1998, the Company agreed to issue 277,200 of the shares of common stock offered hereby and to pay withholding taxes of approximately $107,000 to two former officers in exchange for the surrender and cancellation of certain previously outstanding warrants and options to purchase a total of 1,500,000 shares of common stock at exercise prices ranging from $2.00 to $4.75 per share. See "Selling Securityholders" for more information in this regard.

     The Company may enter into similar agreements in the future to exchange shares of common stock for other currently outstanding options or warrants. Although no cash payments are expected to be made in connection with the exchanges, depending on the fair value of the shares which may be issued in exchange as for options and warrants and certain other factors, the Company may incur charges for financial accounting purposes relating to the exchanges for the period during which the exchanges occur.

SALE AND DISCONTINUANCE OF SUBSIDIARY OPERATIONS

     In January 1998, the Company's Board of Directors concluded that the interests of the Company's stockholders would be best served by concentrating the Company's resources and efforts on its two core businesses, The NTN Network(TM) and Online/Internet Services. Accordingly, the Board resolved either to sell or substantially curtail the operations of its two non-core subsidiaries, LearnStar, Inc. ("LearnStar") and IWN, Inc. ("IWN")

     In June 1998, the Company entered into a definitive agreement (the "Agreement") to sell 82.5% of LearnStar to NewStar Learning Systems ("NewStar"), a company in which Sally A. Zoll, President of LearnStar, is a shareholder. The closing of the sale occurred on June 16, 1998. Under the Agreement, NewStar paid NTN $1,860,000, and NTN retained 17.5% of the stock of LearnStar. As part of the Agreement, the Company agreed not to compete with LearnStar in the sale of LearnStar-like systems to educational institutions and with respect to in-office instruction to business and government employers.

     On April 1, 1998, the Company reached an agreement in principle with Omnigon (inc.) to sell all or substantially all of the equity of its IWN, Inc. subsidiary to Omnigon on or before May 31, 1998. Omnigon paid the Company $100,000 in April 1998 and an additional $100,000 in May 1998 for the option to acquire IWN. Subsequently, however, the Company terminated negotiations with Omnigon for the proposed sale of IWN. As agreed, the Company used the non-refundable payments made by Omnigon to pay the operating expenses of IWN prior to the cancellation of the proposed transaction. NTN has since redirected IWN's business strategy toward the Australian, New Zealand and Asian marketplace and building upon its existing venture in that market with IWN/Australasia Limited ("IWN-A"). NTN and IWN-A, in which NTN holds a 25% equity interest, have agreed that IWN will provide research and development and technical support for IWN-A operations over the next several months. IWN-A will fund the development and support activities. NTN and IWN-A have also agreed they will work to develop a more comprehensive strategy during the coming months to build the asset base of IWN-A in the Australian, New Zealand and Asian marketplace.

SETTLEMENT OF CLASS-ACTION LAWSUIT

     In September 1998, NTN issued a total of 1,200,000 shares of common stock pursuant to a court-approved settlement of a class-action lawsuit which was originally filed against the Company and certain other defendants in April 1995. The shares were valued for this purpose at $1.00 per share. The effect of the issuance was to reduce the Company's liabilities by $1,200,000, as reflected in the Company's balance sheet of September 30, 1998.

     The issuance of the shares in the settlement was exempt from the Securities Act's registration requirements by reason of Section 3(a)(10) under the Securities Act. As such, the shares are freely tradeable without restriction under the Securities Act.

                                USE OF PROCEEDS

     The Company will bear the costs and expenses of registration of the shares offered by the selling securityholders, which are estimated at $65,000. Other than the exercise of the warrants described herein (to the extent they may be exercised), the Company will not receive any of the proceeds from the sale of the shares offered by the selling securityholders. The holders of the warrants are not obligated to exercise the warrants, and there can be no assurance that the holders will choose to exercise the warrants in whole or in part. The gross proceeds to the Company in the event that the warrants are exercised in full will range from $50,000 to $1,250,000, depending on the purchase price under the warrants at the time of exercise.

     The Company intends to apply any net proceeds it receives from the exercise of the warrants to augment its working capital and for general corporate purposes.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Company's common stock is listed on the American Stock Exchange (the "AMEX") under the symbol "NTN." The prices below are the high and low sales prices for the common stock as reported on the AMEX for periods shown.

                                                              LOW      HIGH
                                                              ---      ----
1996
  First Quarter.............................................  $3 1/8    $4 7/8
  Second Quarter............................................   3 7/8     5 1/8
  Third Quarter.............................................   4 9/16    6 1/8
  Fourth Quarter............................................   3 7/16    5 3/16
1997
  First Quarter.............................................  $3 3/8    $4 7/16
  Second Quarter............................................   2 5/16    4 3/4
  Third Quarter.............................................   2 3/16    4 7/16
  Fourth Quarter............................................   1         2 1/2
1998
  First Quarter.............................................  $0 15/16  $1 1/16
  Second Quarter............................................   0 11/16   2 5/8
  Third Quarter.............................................   0 5/8     1 1/4
  Fourth Quarter............................................   0 5/16    0 13/16

     For a recent closing price for the common stock as reported on the AMEX see the cover page of this Prospectus. As of January 11, 1999, there were approximately 2,166 record owners of the common stock according to information available from the Company's transfer agent.

     To date, the Company has not declared or paid any cash dividends with respect to its common stock, and the current policy of the Board of Directors is to retain earnings, if any, for use in the Company's business. Consequently, no cash dividends are expected to be paid on the common stock in the foreseeable future. Further, there can be no assurance that the proposed operations of the Company will generate the revenues and cash flow needed to declare a cash dividend or that the Company will have legally available funds to pay dividends.

     Under the terms of the convertible notes described herein, so long as the convertible notes are outstanding no dividends may be declared or paid on the common stock without the prior consent of the Investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected data presented below under the captions "Selected Consolidated Statement of Operations Data" and "Selected Consolidated Balance Sheet Data" for, and as of the end of, each of the years in the five-year period ended December 31, 1997, are derived from the consolidated financial statements of NTN and its subsidiaries, which financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The consolidated financial statements as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, and the independent auditor's report thereon, are incorporated by reference elsewhere in this prospectus. The selected data should be read in conjunction with the consolidated financial statements for the three-year period ended December 31, 1997, the related notes and the independent auditor's report. The following selected consolidated statement of operations data for the three months ended September 30, 1998 and 1997 and related consolidated balance sheet data as of September 30, 1998 are derived from the unaudited consolidated financial statements of the Company and reflect all adjustments which in the opinion of management are necessary for a fair presentation of the Company's financial position and results of operations for these periods. Certain data for the four-year period ended December 31, 1996 have been reclassified to conform to the format used for the year ended December 31, 1997. The results for the three months ended September 30, 1998 are not necessarily indicative of the results that can be expected for the full fiscal year. The following data should be read in conjunction with "Management's Discussions and Analysis of Results of Operations and Financial Condition" and the Consolidated Financial Statements and notes thereto incorporated by reference in this Prospectus.

               SELECTED CONSOLIDATED STATEMENT OF OPERATIONS DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                        THREE MONTHS
                                                                                           ENDED
                                               YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                  -------------------------------------------------   ----------------
                                    1997       1996      1995      1994      1993      1998     1997
                                  --------   --------   -------   -------   -------   ------   -------
                                                                                        (UNAUDITED)
Total revenues..................  $ 25,861   $ 25,711   $20,082   $16,146   $11,123   $5,803   $ 6,839
Total operating expenses........    38,668     51,566    25,508    16,102    13,210    6,112     7,775
                                  --------   --------   -------   -------   -------   ------   -------
Operating income (loss).........   (12,807)   (25,855)   (5,426)       44    (2,087)    (309)     (936)
Other income (expense), net.....       350          1     1,409       412       457      (13)     (198)
                                  --------   --------   -------   -------   -------   ------   -------
Income (loss) from continuing
  operations....................   (12,457)   (25,854)   (4,017)      456    (1,630)    (322)   (1,134)
Income (loss) from discontinued
  operations....................        --     (1,317)       69       251       329       --        --
Gain on sale of discontinued
  operations, net...............        --      4,219        --        --        --       --        --
                                  --------   --------   -------   -------   -------   ------   -------
Net income (loss)...............  $(12,457)   (22,952)   (3,948)      707    (1,301)    (322)   (1,134)
                                  --------   --------   -------   -------   -------   ------   -------
Basic and diluted income (loss)
  per share:
  Continuing operations.........  $  (0.55)  $  (1.15)  $ (0.19)  $  0.02   $ (0.10)  $(0.01)  $ (0.05)
  Discontinued operations.......        --       0.13        --      0.01      0.02       --        --
                                  --------   --------   -------   -------   -------   ------   -------
Net income (loss) per common
  share.........................  $  (0.55)  $  (1.02)  $ (0.19)  $  0.03   $ (0.08)  $(0.01)  $ (0.05)
Weighted average shares
  outstanding, basic and
  diluted.......................    22,696     22,568    20,301    21,124    17,135   26,857    23,623

                    SELECTED CONSOLIDATED BALANCE SHEET DATA
                                 (IN THOUSANDS)

                                                  DECEMBER 31,
                              ----------------------------------------------------   SEPTEMBER 30,
                                1997       1996       1995       1994       1993         1998
                              --------   --------   --------   --------   --------   -------------
                                                                                      (UNAUDITED)
Total current assets........  $  8,390   $ 10,655   $ 26,009   $ 18,844   $ 23,102     $  7,780
Total assets................    20,271     28,504     41,221     31,239     27,240       18,079
Total current liabilities...     8,373     12,775      6,541      4,958      2,933        4,691
Total liabilities...........    11,545     18,282      7,770      5,782      3,587        7,544
Accumulated deficit.........   (58,596)   (46,139)   (23,187)   (19,239)   (19,946)     (58,945)
Shareholders' equity........     8,726     10,222     33,451     25,457     23,653       10,535

                            SELLING SECURITYHOLDERS

BARRY N. HURLEY

     Of the shares of common stock offered hereby, 175,000 shares are being offered by Barry N. Hurley. These shares were issued by NTN in March 1998 pursuant to a Compromise Settlement and Mutual Release Agreement, dated March 17, 1998, among NTN, Mr. Hurley and Interactive Entertainment Systems, Inc. The Settlement Agreement was entered into in settlement of the prior arrangement between NTN and Mr. Hurley under which he and companies affiliated with him acted as independent distributors of NTN. Pursuant to the Settlement Agreement, NTN agreed to register the shares of common stock offered hereby by Mr. Hurley.

PATRICK J. DOWNS AND DANIEL C. DOWNS

     In March 1998, NTN entered into a Stock Exchange Agreement with Patrick J. Downs and Daniel C. Downs, two former executive officers of the Company, pursuant to which NTN agreed to issue to each of them 138,600 shares of common stock in exchange for their surrender and cancellation of certain warrants and options to purchase 750,000 shares of common stock each at exercise prices ranging from $2.00 to $4.75 per share. Pursuant to the Exchange Agreement, NTN also agreed to file the Registration Statement of which this Prospectus is a part covering the shares of common stock issued to them. Messrs. Downs each are former executive officers of the Company and are parties to Resignation Agreements and Consulting Agreements entered into in March 1997 under which the Company has ongoing obligations to pay certain amounts to them, all as described in the Company's prior Exchange Act reports incorporated in this Prospectus by reference.

OTHER SELLING SECURITYHOLDERS

     In October 1997, the Company issued and sold to the Investors an aggregate of 70,000 shares of the Company's Series B Preferred Stock for $7,000,000. As of October 5, 1998, 14,000 shares of the Series B Preferred Stock (plus accrued dividends) had previously been converted into 2,430,004 shares of common stock, leaving 56,000 shares of Series B Preferred Shares outstanding. As of October 5, 1998, the Company and the Investors entered into the Exchange Agreement described under "Recent Developments -- Exchange of Series B Convertible Preferred Stock," by which each Investor agreed to surrender for cancellation all its shares of Series B Preferred Stock in exchange for the Company's issuance to the Investors of the warrants and convertible notes described.

     As part of the Exchange Agreement, the Company and the Investors entered into a Registration Rights Agreement under which the Company agreed to file the Registration Statement of which this prospectus is a part in order to register the shares of common stock underlying the warrants and the convertible notes for resale on behalf of the Investors or their assigns.

     Each warrant and convertible note constitutes a "restricted security" within the meaning of Rule 144 under the Securities Act. As such, the warrants and convertible notes are generally not currently transferable. However, the shares of common stock issuable upon exercise of the warrants and conversion of the convertible notes being offered hereby, when issued upon exercise of the warrants and conversion of the convertible notes and sold pursuant to this Prospectus, will be freely tradeable without restriction under the Securities Act.

     The terms of the foregoing transactions were determined by arm's-length negotiations between the Company and the Investors. Neither the Investors, their management nor their affiliates have any material relationship with the Company or its officers, directors or associates except as described above.

SELLING SECURITYHOLDER TABLE

     The following table sets forth certain information regarding the beneficial ownership of the Company's common stock by the selling securityholders on January 11, 1999. The information shown for the Investors reflects their beneficial ownership of common stock on a pro forma basis, assuming the convertible notes were issued to them on January 11, 1999. To the knowledge of the Company, each of the selling securityholders has sole voting and investment power with respect to the shares of common stock shown. None of the selling securityholders is currently an affiliate of the Company or, except as described above, has been an affiliate or has had a material relationship with the Company during the last three years.

                                                              BENEFICIAL                       BENEFICIAL
                                                               OWNERSHIP                        OWNERSHIP
                                                                BEFORE                            AFTER
                                                              OFFERING(1)                      OFFERING(1)
                                                              -----------                      -----------
                                                               NUMBER OF    NUMBER OF SHARES    NUMBER OF
SELLING SECURITYHOLDER                                          SHARES       BEING OFFERED       SHARES
----------------------                                        -----------   ----------------   -----------
Barry N. Hurley.............................................     175,000         175,000(2)          -0-
Daniel C. Downs.............................................     289,995         138,600         160,395
Patrick J. Downs............................................     327,877         138,600         191,277
Stark International.........................................   3,592,758(3)    3,592,758(3)          -0-
Shepherd Investments International, Ltd.....................   3,592,758(3)    3,592,758(3)          -0-

---------------

(1) Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants and convertible securities currently exercisable or convertible, or exercisable or convertible within 60 days, are deemed outstanding.

(2) Includes 150,000 shares standing in Mr. Hurley's name and 25,000 shares standing in the name of Down Home Investment Company, Inc., which is wholly owned by Mr. Hurley.

(3) The number of shares shown includes 500,000 shares of common stock issuable upon exercise of the warrant granted to the Investor as described herein and 2,318,758 shares of common stock which would have been issuable as of January 11, 1999 upon conversion in full of the convertible note issued to the Investor as described herein, based on the conversion price then in effect. See the discussion under "Recent Developments -- Exchange of Series B Convertible Preferred Stock." The shares of common stock owned and offered hereby by each Investor include such presently indeterminate number of shares as may be issued to them in payment of future interest on the convertible notes pursuant to the provisions thereof regarding payment of interest in kind. The Company has registered on behalf of each of the Investors a total of 774,000 shares of common stock which the Company may choose to issue in payment of future interest on the convertible note held by the Investor. This is an estimate only and assumes that the convertible notes remain outstanding and are not converted until maturity, that substantially all interest on the convertible notes is paid in shares of common stock rather than in cash, and that the shares of common stock are valued for this purpose at approximately $0.55 per share (i.e., 90% of the average closing bid price of the common stock during the 10-consecutive trading days prior to the date of this Prospectus). The actual number of shares of common stock, if any, which may be issued to each Investor as payment of future interest on its convertible note will depend on various factors, including conversions or prepayments of the convertible notes and the bid prices of the common stock at the time interest is paid, and will vary, perhaps materially, from the estimated shares shown. The shares of common stock offered by each Investor is subject to increase pursuant to antidilution provisions of the convertible notes, under which the conversion price of the convertible notes is subject to reduction in certain events. The Company has registered initially a number of shares of common stock equal to the number of shares of common stock that would have been issued if the convertible notes had been converted in full at $1.275 per share, the conversion price currently in effect. If the convertible notes had been converted in full on January 11, 1999, the Company would have been obligated to issue an aggregate of 2,318,758 shares of common stock in respect thereto. The foregoing estimate is for purposes of illustration only, and the actual number of shares of common stock issued or issuable upon conversion of the convertible notes depends on the conversion price in effect at the time of conversion, which depends upon possible future antidilution adjustments which cannot be predicted by the Company. By its terms, the convertible notes are convertible by the holders thereof only to the extent that the number of shares of common stock issuable on conversion, together with the number of shares of common stock then held by such holder and its affiliates (not including shares underlying any unconverted principal amount of the convertible notes) would not exceed 4.99% of the then outstanding common stock as determined in accordance with
    Section 13(d) of the Exchange Act. This requirement, however, can be waived by the holders of the convertible notes upon no less than 61 days prior written notice to the Company. For these reasons, the actual number of shares of common stock set forth in the above table for the Investors may be less than the number of shares of common stock shown as being offered by the Investors. The number of shares noted as being offered by the Investors is also subject to increase pursuant to Rule 416 under the Securities Act in the event of a stock split, stock dividend or similar transaction involving the common stock.

                              PLAN OF DISTRIBUTION

     The purpose of this prospectus is to permit the selling securityholders, if they desire, to dispose of some or all of their shares at such times and at such prices as each may choose. Whether sales of shares will be made, and the timing and amount of any sale made, is within the sole discretion of each selling securityholder.

     The common stock covered by this prospectus may be offered for sale from time to time by the selling securityholders to or through underwriters or directly to other purchasers or through agents in one or more market transactions, in one or more private transactions or in a combination of such methods of sale, at prices then prevailing, at prices related to such prices or at negotiated prices. Such methods of distribution may include, without limitation (a) a block trade in which the broker-dealer so engaged will attempt to sell the common stock as agent but may position and resell a portion of the block as a principal to facilitate the transaction; (b) purchases by a broker-dealer as a principal and resale by such broker-dealer for its own account pursuant to the Registration Statement of which this Prospectus is a part; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) face-to-face transactions between sellers and purchasers without a broker or dealer. This prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

     In connection with distributions of the common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, brokers-dealers or other financial institutions may engage in short sales of common stock in the course of hedging the positions they assume with the selling securityholders. The selling securityholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or financial institution of the shares of common stock offered hereby, which such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling securityholders may also pledge the shares offered hereby to a broker-dealer or other financial institution and, upon a default, such broker-dealer or other financial institution may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction). In addition, any common stock covered by this prospectus that so qualifies may be sold under Rule 144 under the Securities Act.

     Brokers, dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling securityholders in amounts to be negotiated in connection with sales pursuant thereto. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act.

     The costs, expenses and fees in connection with the registration of the shares of common stock offered hereby will be borne by the Company. Commissions, discounts and transfer taxes, if any, attributable to the sales of the common stock will be borne by the selling securityholders. The selling securityholders have agreed or may agree to indemnify the Company or any underwriter, as the case may be, and any of their respective affiliates, directors, officers and controlling persons, against certain liabilities in connection with the offering of the common stock pursuant to this Registration Statement, including liabilities arising under the Securities Act. In addition, the Company has agreed to indemnify the selling securityholders or any underwriter, as the case may be, and any of their respective affiliates, directors, officers and controlling persons, against certain liabilities in connection with the offering of the common stock pursuant to this Prospectus, including liabilities arising under the Securities Act.

     The Company has informed the selling securityholders that the anti-manipulation provisions of Regulation M under the Exchange Act may apply to their sales of the shares offered hereby and has furnished each of the Selling Stockholders with a copy of these provisions. The Company also has advised the selling securityholders of the requirement for delivery of this prospectus in connection with any public sale of the shares.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 10,000,000 shares of preferred stock, par value $.005 per share, and 50,000,000 shares of common stock, par value $.005 per share. The preferred stock may be issued in one or more series; the only series currently designated are a series of 5,000,000 shares of Series A Convertible Preferred Stock (the "Series A Preferred Stock") and a series of 85,000 shares of Series B Convertible Preferred Stock (the "Series B Preferred Stock").

COMMON STOCK

     At January 11, 1999, there were approximately 28,086,300 shares of common stock outstanding.

     The holders of common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders. The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Company's Board of Directors out of legally available funds, after payment of any dividends required on the outstanding preferred stock. Upon liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets that are legally available for distribution, after payment of or provision for all debts and liabilities and for any payments with respect to the preferred stock. The holders of common stock have no preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to such shares. All of the outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of the outstanding Series A preferred stock and Series B Preferred Stock, and may be subject to the rights of the holders of such other preferred stock as the Company may issue in the future, although the Company has no plans at this time to issue additional Preferred Stock.

SERIES A PREFERRED STOCK

     At January 11, 1999, there were 161,112 shares of Series A Preferred Stock outstanding. The holders of the Series A Preferred Stock are entitled to an annual dividend of 10% of the original issue price of $1.00 per share, payable semiannually on December 1 and June 1 of each year in cash or, at the option of the Company, by means of the issuance of shares of common stock, which are to be valued for this purpose at the fair market value of the common stock. The Company is current in the payment of all dividends on the Series A Preferred Stock. Upon liquidation, dissolution and winding up of the Company, each holder of the Series A Preferred Stock shall be entitled to receive $1.00 per share before any payment shall be made with respect to the outstanding shares of common stock. Each share of the Series A Preferred Stock currently is convertible into approximately .2908 share of common stock at any time at the option of the holders of the Series A Preferred Stock. The rate of conversion is subject to certain antidilution provisions. The holders of the Series A Preferred Stock do not have any voting, preemptive, subscription or redemption rights.

SERIES B PREFERRED STOCK

     In October 1997, the Company sold and issued an aggregate of 70,000 shares of Series B Preferred Stock at a purchase price of $100 per share, of which 56,000 shares remained outstanding as of October 5,

1998. As of October 5, 1998, the holders of the outstanding Series B Preferred Stock entered into an Exchange Agreement with the Company as described under "Recent Developments -- Exchange of Series B Convertible Preferred Stock," under which they agreed to surrender for cancellation of all their shares of Series B Preferred Stock in exchange for the Company's issuance to them of the warrants and convertible notes described herein. Following the exchange, there will be no shares of Series B Preferred Stock outstanding.

PREFERRED STOCK

     Additional shares of authorized preferred stock may be issued without stockholder approval. The Board of Directors is authorized to issue such shares in one or more series and to fix the rights, preferences, privileges, qualifications, limitations and restrictions thereof, including dividend rights and rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without any vote or action by the holders of common stock. Any preferred stock to be issued could rank prior to the common stock with respect to dividend rights and rights on liquidation.

     The Board of Directors, without approval of the holders of common stock, may issue preferred stock with voting and conversion rights that could adversely affect the voting power of holders of common stock or create impediments to persons seeking to gain control of the Company. The Company has no present plan or arrangement to issue any additional shares of preferred stock.

ANTI-TAKEOVER PROVISIONS

     The provisions of the Company's Restated Certificate of Incorporation (the "Certificate") and Bylaws (the "Bylaws"), summarized in the succeeding paragraphs, may have anti-takeover effects and may delay, defer or prevent a tender offer, takeover attempt or change in control that a shareholder might consider to be in such shareholder's best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

  Amendment of Certain Provisions of the Certificate of Incorporation and Bylaws

     The Certificate provides that the affirmative vote of the holders of at least 80% of the total voting power of all outstanding securities of the Company then entitled to vote generally in the election of directors, voting together as a single class, is required to amend certain provisions of the Certificate, including those provisions relating to the number, election and term of directors; the removal of directors and the filling of vacancies; indemnification of directors, officers and others; and the supermajority voting requirements in the Certificate. The Certificate further provides that the Bylaws may be amended by the Board of Directors or by an affirmative vote of the holders of not less than 80% of the total voting power of all outstanding securities of the Company then entitled to vote generally in the election of directors, voting together as a single class. These voting requirements will have the effect of making more difficult any amendment by stockholders, even if a majority of the Company's stockholders believes that such amendment would be in their best interests.

  Classified Board of Directors

     The Certificate and the Bylaws divide the Board of Directors into three classes, each class to be nearly equal in number as possible, each class serving staggered three-year terms. Approximately two-thirds of the directors of the Company are subject to re-election at each annual meeting of stockholders. The classification of directors and provisions in the Certificate that limit the ability of stockholders to increase the size of the Board of Directors without the vote of at least 80% of the total voting power of all outstanding voting securities, together with provisions in the Certificate that limit the ability of stockholders to remove directors and that permit the remaining directors to fill any vacancies on the Board, will have the effect of making it more difficult for stockholders to change the composition of the Board of Directors. As a result, at least two annual meetings of stockholders may be required for the stockholders to change a majority of the directors, whether or not a change in the Board of Directors would be beneficial to the Company and its stockholders and whether or not a majority of the Company's stockholders believes that such a change would be desirable.

  Certain Shareholder Action

     The Certificate requires that shareholder action be taken at an annual meeting or special meeting of stockholders called pursuant to a resolution adopted by a majority of the Board of Directors and prohibits securityholder action by written consent.

  Section 203 of the Delaware General Corporation Law

     The Company is governed by the provisions of Section 203 of the Delaware General Corporation Law ("Section 203"). Subject to certain exceptions summarized below, Section 203 prohibits any Interested Shareholder from engaging in a "business combination" with a Delaware corporation for three years following the date such person became an Interested Shareholder. Interested Shareholder, as defined, includes (i) any person who is the beneficial owner of 15% or more of the outstanding voting stock of the corporation and (ii) any person who is an affiliate or associate of the corporation and who held 15% or more of the outstanding voting stock of the corporation at any time within three years before the date on which such person's status as an Interested Shareholder is determined. Subject to certain exceptions, a "business combination" includes, among other things: (i) any merger or consolidation involving the corporation;
(ii) the sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets having an aggregate market value equal to 10% or more of either the aggregate market value of all assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation; (iii) any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the Interested Shareholder, except pursuant to a transaction that effects a pro rata distribution to all stockholders of the corporation; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation that is owned directly or indirectly by the Interested Shareholder; and (v) any receipt by the Interested Shareholder of the benefit (except proportionately as a shareholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     SECTION 203 does not apply to a business combination if: (i) before a person became an Interested Shareholder, the board of directors of the corporation approved the transaction in which the Interested Stockholder became an Interested Shareholder or the business combination; (ii) upon consummation of the transaction that resulted in the person becoming an Interested Shareholder, the Interested Shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commences (other than certain excluded shares); or (iii) following a transaction in which the person became an Interested Shareholder, the business combination is (a) approved by the board of directors of the corporation and (b) authorized at a regular or special meeting of stockholders (and not by written consent) by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Shareholder.

TRANSFER AGENT

     The Transfer Agent for the common stock is American Stock Transfer & Trust Company, New York, New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

RESTRICTED STOCK

     At January 11, 1999, there were approximately 28,086,300 shares of common stock outstanding. Approximately 1,400,883 of such shares of common stock are "restricted securities" within the meaning of Rule 144 of the regulations promulgated under the Securities Act. All or substantially all of such shares are covered by currently effective registration statements and can be offered and sold publicly by the beneficial owners at any time so long as the registration statements remain effective. Moreover, in general under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including a person who may be deemed to be an "affiliate" of the Company as that term is defined under the Securities Act, is entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) one percent of the then-outstanding shares of common stock, or (ii) the average weekly trading volume in the common stock during the four calendar weeks preceding such sale. If the shares in question were acquired from the Company in transactions not involving a public offering, then they may not be sold under Rule 144 until they have been outstanding for at least one year. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and the availability of current public information about the Company. However, a person who is not deemed to have been an affiliate of the Company during the 90 days preceding a sale by such person is entitled to sell shares that have been outstanding for at least two years without regard to the volume, manner of sale or notice requirements.

     No predictions can be made with respect to the effect, if any, that sales of common stock in the market or the availability of shares of common stock for sale pursuant to currently effective registration statements or under Rule 144 will have on the market price of common stock prevailing from time to time. Nevertheless, the possibility that substantial amounts of common stock may be sold in the public market may adversely affect prevailing market prices for the common stock and could impair the Company's ability to raise capital through the sale of its equity securities.

OPTIONS AND WARRANTS

     At January 11, 1999, there were approximately 5,377,067 shares of common stock reserved for issuance upon the exercise of outstanding stock options of the Company at exercise prices ranging from $0.625 to $6.50 per share. At January 11, 1999, the Company also had outstanding warrants (including the warrants held by the selling securityholders as described herein) to purchase an aggregate of approximately 2,902,966 shares of common stock (including 1,000,000 of the shares offered hereby) at exercise prices ranging from $0.96 to $7.50 per share. Substantially all of the shares underlying the Company's outstanding warrants are subject to currently effective registration statements covering the resale of the underlying warrant shares by the holders.

SETTLEMENT WARRANTS

     In February 1998, the Company issued Redeemable Common Stock Purchase Warrants (the "Settlement Warrants") to purchase up to 565,000 shares of common stock. The Settlement Warrants were issued as part of a court-approved settlement of a prior class-action lawsuit against the Company and certain other defendants. The Settlement Warrants are in registered form, are subject to the terms and conditions of a Warrant Agreement between the Company and American Stock Transfer & Trust Company, as Warrant Agent, and are listed for trading on the AMEX under the symbol "NTNW."

     Each Settlement Warrant entitles the holder thereof to purchase one share of common stock at an exercise price of $0.96 per share. The Settlement Warrants are exercisable for a period of three years ending February 18, 2001. During the period from February 18, 2000 until the expiration of the Settlement Warrants, the holders will have the right (but are not obligated) to require the Company to redeem the Settlement Warrants for cash at a price of $3.25 per Settlement Warrant unless the Settlement Warrants shall have previously been exercised. The redemption right will expire, however, if at any time during the exercise period the closing price per share of common stock as reported on the AMEX exceeds $4.21 per share for any seven trading days, whether or not consecutive. The cost to the Company to redeem all of the Settlement Warrants would be $1,836,250. Upon expiration of the redemption right, NTN will have no further obligation to repurchase the Settlement Warrants.

     The Settlement Warrants contain antidilution provisions to avoid dilution of the equity interest represented by the underlying shares upon the occurrence of certain events such as share dividends or splits, reorganizations, consolidations, mergers or like occurrences.

     Pursuant to the settlement of the Action, the Company filed a Registration Statement under the Securities Act in order to register the issuance of the shares of common stock underlying the Settlement Warrants. The Company will use its best efforts to keep the Registration Statement and any registration or qualification required under state securities laws with respect to the shares of common stock offered hereby effective during the term of the Settlement Warrants. The Settlement Warrants may not be exercised during any period in which any such registration or qualification is required but is not in effect.

     The foregoing options and warrants could adversely affect the Company's ability to obtain future financing and engage in certain mergers and similar transactions, since such options and warrants are likely to be exercised into shares of common stock, if at all, only at a time when the exercise price is less than the market price of the common stock. For the life of such options and warrants, the holders are given the opportunity to profit from a rise in the market price of the common stock without assuming the risk of ownership. Moreover, the holders of those options and warrants can be expected to exercise them at a time when the Company would be able to obtain additional capital through a new offering of securities on terms more favorable than those provided by such options and warrants. To the extent the trading price of the common stock at the time of exercise of any such options or warrants exceeds the exercise price, such exercise will also have a dilutive effect on the Company's stockholders.

     As described under "Recent Developments -- Exchange of Certain Outstanding Options and Warrants," in the first quarter of 1998 the Company issued an aggregate of 759,437 restricted shares of common stock in exchange for the surrender and cancellation of certain previously outstanding options and warrants to purchase an aggregate of 2,578,250 shares of common stock at exercise prices ranging from $2.00 to $5.75 per share. In March 1998, the Company also agreed to issue 277,200 of the shares of common stock offered hereby and to pay withholding taxes of approximately $107,000 to two former officers in exchange for the surrender and cancellation of certain previously outstanding warrants and options to purchase a total of 1,500,000 shares of common stock at exercise prices ranging from $2.00 to $4.75 per share. See "Selling Securityholders." The Company may in the future enter into similar agreements to issue shares of common stock in exchange for cancellation of other outstanding options and warrants.

                                INDEMNIFICATION

     The Company's Certificate of Incorporation and Bylaws permit the Company to indemnify officers and directors of the Company to the fullest extent permitted by Section 145 of the Delaware General Corporation Law. Section 145 of the Delaware General Corporation Law makes provision for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons, under certain circumstances, for liabilities (including reimbursements of expenses incurred) arising under the Securities Act.

     The Company has entered into indemnity agreements with certain of its outside directors. Pursuant to such indemnity agreements, the Company has agreed to indemnify each outside director who is a party to the indemnity agreement under certain circumstances in which such outside director or the Company is named as a party to a proceeding (as that term is defined).

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                    EXPERTS

     The financial statements and schedule of NTN Communications, Inc. as of December 31, 1997, and for each of the years in the three-year period ended December 31, 1997, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

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     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY SELLING SECURITYHOLDER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES TO ANY PERSON IN ANY STATE OR OTHER JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THE FACTS HEREIN SET FORTH SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
NTN Communications, Inc. .............    2
Available Information.................    2
Incorporation of Certain Documents by
  Reference...........................    3
Forward-Looking Statements............    3
Risk Factors..........................    3
Recent Developments...................    9
Use of Proceeds.......................   14
Price Range of Common Stock and
  Dividend Policy.....................   14
Selected Consolidated Financial
  Data................................   15
Selling Securityholders...............   16
Plan of Distribution..................   18
Description of Capital Stock..........   19
Shares Eligible for Future Sale.......   22
Indemnification.......................   23
Experts...............................   24

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                                  COMMON STOCK

                            NTN COMMUNICATIONS, INC.

                                7,637,716 SHARES
                            ------------------------

                                   PROSPECTUS
                            ------------------------
                                JANUARY 11, 1999

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